Filed by Advanced Analogic Technologies Incorporated

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Advanced Analogic Technologies Incorporated

Commission File No.: 000-51349

FORM OF CUSTOMER NOTIFICATION

Announcement of Skyworks Intention to Acquire

Advanced Analogic Technologies

Safe Harbor Statement

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed merger, satisfaction of closing conditions precedent to the consummation of the proposed merger, the ability of Skyworks Solutions, Inc. (“Skyworks”) to successfully integrate AATI’s operations and employees, the ability to yield benefits for customers and employees, expected timing of closing the merger, the ability of the combined company to address AATI’s customer’s demands, expected growth of the analog market, the complementary nature of the two companies’ products, Skyworks’ revenue growth and other financial metrics, and such other risks as identified in AATI’s most recent Annual Report on Form 10-K, as amended, and subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. AATI assumes no obligation to update any forward-looking statement contained in this document.

Additional Information and Where to Find It

Skyworks plans to file with the Securities and Exchange Commission (“SEC”) Registration Statements on Form S-4 and S-8 in connection with the transaction and AATI plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Skyworks, AATI, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by Skyworks and AATI through the website maintained by the SEC at http://www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and Proxy Statement/Prospectus from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com; or from AATI by contacting AATI’s Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing AATI’s investor relations website at http://www.analogictech.com.

Participants in the Solicitation

Skyworks and AATI, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information about the directors and executive officers of Skyworks and AATI are set forth in Skyworks’ and AATI’s most recent Form 10-K/A, which were filed with the SEC on January 31, 2011 and May 2, 2011, respectively, as well as Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Investors may obtain additional information regarding the interest of Skyworks and its directors and officers, and AATI and its directors and executive officers in the proposed transaction, by reading the Registration Statements and Proxy Statement/Prospectus regarding the transaction when it becomes available.

Announcement of Skyworks Intention to Acquire

Advanced Analogic Technologies

Dear Customer,

This letter is being sent to notify you in conjunction with the press release that was issued on Thursday May 26, 2011 announcing that, Advanced Analogic Technologies, Inc. (NASDAQ: AATI), a leading developer of advanced semiconductor system solutions that play a key role in the continuing evolution of feature-rich, energy efficient electronic devices has signed a definitive agreement to be acquired by Skyworks Solutions, Inc. (NASDAQ: SWKS), a global innovator of high reliability analog and mixed signal semiconductors enabling a broad range of end markets. Attached is the press release we mutually issued, which has more detailed information, but we wanted to take this opportunity to tell you about the news directly and what it means for you as a valued AATI customer.

Skyworks’ proposed acquisition of AATI is strongly complementary, uniting Skyworks’ leadership in RF front-end solutions with AATI’s innovative application-specific power management product portfolio that addresses the needs of consumer devices such as mobile handsets, digital cameras, tablets/netbooks/notebooks, LED HD TV’s and large screen LCD displays, as well as devices in a broad range of industrial, medical and telecom applications. If the proposed combination is completed, we will be able to collectively offer a truly comprehensive portfolio of precision analog products addressing a wide range of end markets. This transaction is a vote of confidence for AATI’s world-class products and highly skilled team, and reflects its leadership position in the analog power management market. We share a commitment to providing quality products and exceptional, differentiated service to you, our customer.

This letter is to both inform you and reassure you that this transaction is in the best interests of our mutual relationship and will enable the combined company to offer a broader and more comprehensive portfolio of analog and RF solutions to address your needs. Moreover, through this business combination, AATI will become part of a larger, dynamic organization, allowing us to deliver additional value to you through a comprehensive solution focus and continued excellence in supply chain and support. The acquisition is highly complementary in terms of process technology, design methodology, key products and applications. AATI and Skyworks share a very strong strategic and cultural fit and together, we intend to continue to develop and deliver products of unprecedented integration, improve our customers’ performance and better address high growth market opportunities.

We are very excited about the transaction, which we expect to close late this summer (based on obtaining standard regulatory and shareholder approvals). AATI’s and Skyworks’ customer-facing teams, including our sales force, quality service staff, customer service representatives (CSR) distribution channel teams and supply chain managers, will work closely with you post-closing to ensure a smooth transition, providing timely answers to any questions as well as supporting continued uninterrupted product delivery.

We’ll stay in touch as future developments take place, and we look forward to continuing to serve you.

Best regards,

Richard Williams

President, CEO & Chief Technical Officer – Advanced Analogic Technologies, Inc.

David Aldrich

President & CEO – Skyworks Solutions, Inc.